Video Transcript

Jan: [00:00:04] Hi, everyone. I'm Jan Goetgeluk. I'm the CEO of Virtuix. We are here today to deliver the first Omni one to our first beta customer Dale here in Texas. So let's go.

Dale: [00:00:13] I'm Dale Western live in Austin, Texas. One of the first people to have access to the Omni One. I decided to purchase Omni One because I was really looking for a more immersive VR experience as opposed to just sitting on the couch pretending to be in virtual reality. I wanted to physically feel it. A unit that was easy to put in the house would allow me to walk around in virtual reality and do the things that you would see in a movie, but actually, physically feel like I'm doing it, as opposed to sitting on a couch with controllers in my hand.

Jan: [00:00:46] All right, Dale, it's all set up right here. This is your Omni one. This is our controller holsters. You can put your controllers in here. This is a little button I showed to lock and unlock the arm, then rotate to lock it. And once again, here you have a little storage compartment. You can put your shoes right here, some cleaning supplies and also this is the height. So you can also move it up and down. Five foot ten for you. Here we go. Excellent. All you need right now is to put on overshoes and then we'll play.

Dale: [00:01:14] To see that the device that got delivered was what I saw in the initial renderings, and the way it feels, the movement you get, the freedom you have - is everything I was hoping. It feels like I would expect it to feel. It's definitely different from sitting on a couch with controllers and so getting up and realizing I can actually walk through the game right while I'm shooting zombies or whatever I'm doing. I can do two things at once, and I have that sort of physical control over my environment is just really fantastic. It's everything that I hoped it would be. The graphics are great, the feeling, the sound, you know, the ability to move around and turn. I think it's a much different experience than just sitting on the couch with controllers. Right. And it really makes you feel like you're in the game. So that's pretty cool. I enjoy that.

Jan: [00:02:18] I want to tighten your harness a little bit.

Dale: [00:02:21] Could use a drink of water, too.

Jan: [00:02:23] Oh, yeah. Want to take a break? Yeah. Take off your headset. Okay. Ooh.

Dale: [00:02:27] I can feel like I'm already sweating. That's pretty awesome. How was it? Oh, that was fantastic. And quite the little workout. So, yeah.

Jan: [00:02:37] It gives you a break. Push a button here and turn it around like this and lock in place. Yep. Good job, Dale. You're doing great. Now put your foot on the deck. There we go. Excellent.

Dale: [00:02:57] I can tell you already, I'm going to lose some weight with that thing. That is awesome. Super. Thank you, guys. Thank you.

Jan: [00:03:13] Would you recommend Omni one to your friends or anyone watching?

Dale: [00:03:14] I absolutely would recommend it to anybody that wants to actually feel like you're really in virtual reality. This is the system that will give you that experience. I'd highly recommend it to the family and friends, and I know several that I will be calling soon to say "be on the lookout, sign up now."